

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Brett Asnas
Chief Financial Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: iStar Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K filed May 3, 2022**
> **File No. 001-15371**

Dear Brett Asnas:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021 filed February 25, 2022

Notes to Consolidated Financial Statements
Note 8 - Other Investments
Summarized investee financial information, page 81

1. We note your disclosure that SAFE represented a significant subsidiary of the Company and your reference to their financial statements on the website of the Securities and Exchange Commission. Please tell us how you determined it was not necessary to file such financial statements with your Form 10-K. Please refer to Rule 3-09 of Regulation S-X.

Form 8-K filed May 3, 2022

Exhibit 99.2

<u>Pro Forma Supplemental Financial Data, page 22</u>

2.   We note your table titled Pro Forma Supplemental Financial Data on page 22. It appears this table is presenting pro forma effects the net lease transaction, pro forma effects of the SAFE MTM adjustment, and pro forma effects of the incremental iPIP amount. Please address the following:
   - Please tell us which conditions in Rule 11-01(a) of Regulation S-X existed to result in the need for the pro forma adjustments, including the SAFE MTM adjustment and Incremental iPIP amount.
   - Please tell us how you determined it was unnecessary to include explanatory notes describing the pro forma adjustments, including the SAFE MTM adjustment and Incremental iPIP amount. Reference is made to Rule 11-02 of Regulation S-X.
   - Please clarify for us the nature of the pro forma adjustments that are not related to SAFE MTM adjustment or Incremental iPIP amount.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction